Cal Alta Auto Glass, Inc.
#8 3927 Edmonton trail NE
Calgary, Alberta, Canada T2E6T1


January 24, 2005

Securities and Exchange Commission
Washington, DC 20549

Re:      Cal Alta Auto Glass, Inc.
         Registration Statement on Form 10SB
         Filed December 5, 2005
         File No. 0-51227

Dear Mr. Reynolds,

Please find the responses to your comment letter dated January 9, 2006.

Executive Compensation Page 19

Please include the full fiscal year 2005 information in the table.

Please see new filing.

1. We reissue comment number 15 of our letter dated November 15, 2005 which stated "Specifically disclose in this section the terms of the issuance of $37,581 in notes to related parties in 2004 and $110,093 in 2003."

         Please see new disclosure.

2. Clarify how long FAA Enterprises has been obligated to the registrant and the original mount of the loan. Mr. Aiello's intention to repay the loans should be more specific.

         See new filing.

3.            With respect to our previous comment 17 we note your revision.
              However, your revision are incomplete. You have not re-included all of the disclosures you assed to your SB2 Amendment #1 per our comment letter dated March 16, 2005. Your revisions per our comment 40-42 and 48 of the comment letter dated May 16, 2005 have not been re-included in Amendment #4. Please refer to your SB2 Amendment #1 and comment letter dated May 16, 2005 and re-insert all of the relevant financial statement and footnote disclosures in your next amendment.

         See new filing.

4. There appears to be a typographical errors in the presentation of current liabilities as of December 31, 2003 and 2004. Accounts payable balance have been omitted and included on incorrect line items. Please revise accordingly.

         See new filing.

5. Please revise the disclosure to provide a clear description of the transactions that gave rise to the loan receivables from FAA Enterprises, a related party.

         See new filing.

6. revise to eliminate reference to the Securities and Exchange Commission comments since financial statements included in documents filed with the Commission are required to comply with GAAP.


         See new financials

         7. You have included a review report for the period ending June 30, 2005 in lieu of the period ending September 30, 2005. Revise to delete the June 30, 2005 report from the filing.

         See new filing.

Thank you
/S/ Frank Aiello
Frank Aiello, President